Carl J. Lukach

EVP & Chief Financial Officer

T +1.331.777.6060

F +1.331.777.6293

July 15, 2019

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Terence O’Brien Tracie Mariner

Re:	Univar Inc. Form 10-K for Fiscal Year Ended December 31, 2018 Filed February 21, 2019 Form 8-K Filed February 8, 2019 File No. 001-37443

Ladies and Gentlemen:

On behalf of Univar Inc. (the “Company”), please find below the Company’s response to the comment letter to Carl J. Lukach from the Staff of the Securities and Exchange Commission (the “Commission”), dated June 19, 2019, regarding the Company’s Fourth Quarter and Year End Earnings Release on Form 8-K filed on February 8, 2019 (the “Form 8-K”). The Staff’s comment is reproduced below in italics. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 8-K.

Form 8-K Filed February 8, 2019

Exhibit 99.1, page 1

1.

We note you disclosed 2019 guidance of Adjusted EBITDA and Free Cash Flow in your earnings release. Please expand your disclosure to provide reconciliations to the respective corresponding GAAP amounts in accordance with Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations. This issue also applies to your first quarter press release included in Exhibit 99.1 and your first quarter 2019 earnings presentation included in Exhibit 99.2 to your Form 8-K filed on May 9, 2019.

Response: The Company acknowledges the Staff’s comment. In future press releases and earnings presentations furnished as exhibits to the Company’s Form 8-K, the Company will provide reconciliations of Adjusted EBITDA and Free Cash Flow to the respective corresponding GAAP amounts.

Univar Solutions   |   3075 Highland Parkway - #200   |   Downers Grove, IL 60515   |   USA

The schedule below presents the reconciliations the Company intends to include in future press releases and earnings presentations furnished as exhibits to the Company’s Form 8-K:

	Quarter ending September 30, 2019				Year ending December 31, 2019
	Low		High		Low		High
Reconciliation of GAAP Net Income (Loss) to Adjusted EBITDA Guidance
Net Income (Loss)	$	XXX	$	XXX	$	XXX	$	XXX
Other operating expenses, net		XXX		XXX		XXX		XXX
Depreciation		XXX		XXX		XXX		XXX
Amortization		XXX		XXX		XXX		XXX
Interest expense, net		XXX		XXX		XXX		XXX
Loss on extinguishment of debt		XXX		XXX		XXX		XXX
Other expense, net		XXX		XXX		XXX		XXX
Income tax expense (benefit)		XXX		XXX		XXX		XXX
Earnings from discontinued operations (net of tax)		XXX		XXX		XXX		XXX

Adjusted EBITDA	$	XXX	$	XXX	$	XXX	$	XXX

Year Ending December 31, 2019
					Low		High
Reconciliation of GAAP Cash Flow from Operations to Free Cash Flow Guidance
Cash Flow From Operations					$	XXX	$	XXX
Capital expenditures						XXX		XXX
Transaction fees						XXX		XXX
One-time integration costs						XXX		XXX

Free Cash Flow					$	XXX	$	XXX

*            *             *            *

I hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or require additional information regarding this response, please direct them to me at (331) 777-6060.

Sincerely,

/s/ Carl J. Lukach
Carl J. Lukach
Executive Vice President and Chief Financial Officer
Univar Inc.

cc:	Jeffrey W. Carr, Senior Vice President, General Counsel and Secretary, Univar Inc.

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